Exhibit (a)(5)(iii)

Media Contacts:

Cognos	Applix
Steve Milmore,	Charlotte Locke,
781-313-2403	508-475-2441
steve.milmore@cognos.com	clocke@applix.com
or	or
Lois Paul & Partners, LLC	Citigate Cunningham
Jessica Sutera,	Jena Murphy,
781-782-5789	617-374-4216
jessica_sutera@lpp.com	jmurphy@citigatecunningham.com
or	or
Investor Relations:	Investor Relations:
Cognos	Applix
John Lawlor,	Milt Alpern,
613-738-3503	508-475-2450
john.lawlor@cognos.com	malpern@applix.com

Cognos® Assumes Control of Applix

Subsequent Offering Period Expires October 30, 2007

- Acquisition of Leading Analytics Company to Extend Cognos Financial Performance

 Management Leadership -

OTTAWA, ON, and WESTBOROUGH, MA, October 17, 2007 – Cognos (NASDAQ: COGN; TSX: CSN), the world leader in business intelligence and performance management solutions, and Applix, Inc. (NASDAQ: APLX), a publicly held company based in Westborough, Massachusetts and an industry leader in analytics, today jointly announced that Applix stockholders have tendered (including by guaranteed delivery) approximately 70% of the common stock on a fully diluted basis (which represents approximately 87% of the issued and outstanding common stock of Applix), giving Cognos control of the company. Additionally, Cognos has designated four representatives to serve on Applix’s board of directors, replacing the Applix board members who have resigned and giving Cognos majority board representation. Two of the previous Applix board members will remain on the Applix board until the merger between the companies is completed.

The initial offering period of Cognos’ tender offer to purchase all of the outstanding shares of common stock of Applix expired at 12:00 midnight, New York City time, on Tuesday, October 16, 2007. Cognos has accepted for payment the approximately 14,032,484 shares (including shares tendered by guaranteed delivery) tendered in the offer. Cognos and Applix also announced a subsequent offering period commencing on Wednesday, October 17, 2007 and expiring on Tuesday, October 30, 2007 at 5:00 p.m., New York City time.

Pursuant to the terms and conditions of the Agreement and Plan of Merger, dated September 4, 2007, by and among Applix, Cognos and Dimension Acquisition Corp., a Massachusetts corporation and an indirect, wholly-owned subsidiary of Cognos, following the expiration or earlier termination of the subsequent offering period, Dimension will be merged with and into Applix, referred to as the Merger, and each outstanding share of common stock of Applix not tendered in the offer (other than shares held by Cognos or Dimension), will be converted into the right to receive $17.87 per share in cash, without interest thereon, less any required withholding taxes. Following the consummation of the Merger, Applix will continue as the surviving corporation and an indirect, wholly-owned subsidiary of Cognos. The Merger is expected to occur promptly following Cognos’ acceptance for payment of at least 90% of the common stock of Applix during the subsequent offering period.

During the subsequent offering period, Cognos’ acquisition subsidiary, Dimension Acquisition Corp., will accept for payment and promptly pay for Applix shares as they are tendered. Stockholders who tender shares during such period will be paid the same $17.87 per share cash consideration paid for shares tendered during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn.

About Applix:

Applix (NASDAQ: APLX) empowers agile enterprises by offering the only complete Business Analytics software solution. The Company is focused exclusively on providing a single, cohesive Performance Management and Business Intelligence solution, with strategic planning, forecasting, consolidations, reporting and analytics across financial, operational, sales and marketing, and human resources departments. The Applix platform, powered by the renowned TM1 analytics engine, reaches farther, deploys easier, and reacts faster than any business analytics solution available today. Applix and its global network of partners help 3,000 customers worldwide manage their business performance and respond proactively to the marketplace. Headquartered in Westborough, MA, Applix maintains offices in North America, Europe and Asia Pacific.

About Cognos:

Cognos, the world leader in business intelligence and performance management solutions, provides world-class enterprise planning and BI software and services to help companies plan, understand and manage financial and operational performance. Cognos brings together technology, analytical applications, best practices, and a broad network of partners to give customers a complete performance system. The Cognos performance system is an open and adaptive solution that leverages an organization’s ERP, packaged applications, and database investments. It gives customers the ability to answer the questions – How are we doing?  Why are we on or off track?  What should we do about it? – and enables them to understand and monitor current performance while planning future business strategies.

Cognos serves more than 23,000 customers in more than 135 countries, and its top 100 enterprise customers consistently outperform market indexes. Cognos performance management solutions and services are also available from more than 3,000 worldwide partners and resellers. For more information, visit the Cognos Web site at http://www.cognos.com.

Cognos and the Cognos logo are trademarks or registered trademarks of Cognos Incorporated in the United States and/or other countries. All other names are trademarks or registered trademarks of their respective companies. Note to Editors:  Copies of previous Cognos press releases and Corporate and product information are available on the Cognos Web site at http://www.cognos.com.

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Applix’s common stock is only made pursuant to the Offer to Purchase and related materials that Cognos and Dimension Acquisition Corp. filed with the Securities and Exchange Commission (“SEC”) on September 18, 2007 and subsequently amended. Applix filed the Solicitation/Recommendation Statement with respect to the offer with the SEC on September 18, 2007. Applix stockholders should read the Offer to Purchase and related materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Applix stockholders can obtain the Offer to Purchase, the Solicitation/Recommendation Statement and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from MacKenzie Partners, Inc., the information agent named in the tender offer materials, from Applix or from Cognos.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release regarding the proposed transaction between Cognos and Applix and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of the Securities Exchange Act of 1934 and the Ontario Securities Act. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction.